Exhibit 99.2

Quarterly Commentary

First Quarter 2019

January 1, 2019 - March 31, 2019

April 30, 2019

First Quarter 2019 Performance Summary

Our first quarter in 2019 included significant new service starts on our new Horizons 3e satellite and the continued rollout of our managed services in the maritime, enterprise and aeronautical sectors. We are experiencing positive market response to our AgileCore® UX managed trunking solution, which incorporates traffic optimization for enhanced performance. In our government business, we are extending our managed services to fixed applications as well as mobility. In our media sector, we introduced a software-defined service that blends broadband, cellular and satellite into a single transport solution that provides reliable cloud access for video content producers. This activity demonstrates our progress on our operating priorities as managed services become a significant part of our go-to-market plan.

On January 1, 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”).

All financial results presented in our first quarter 2019 quarterly report are presented on a comparable basis to 2018 reported results, unless noted otherwise.

Total revenue was $528 million in the first quarter of 2019, a decrease of $15 million as compared to the first quarter of 2018.

Net loss attributable to Intelsat S.A. was $121 million for the first quarter of 2019, as compared to net loss attributable to Intelsat S.A. of $67 million in the first quarter of 2018. The greater loss in the current year period reflects lower revenue and increased direct cost of revenues related to two new satellites in our fleet for which we incur operating costs, as well as increased staff and operations costs related to expansion of our managed services strategy.

In the first quarter of 2019, Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, decreased $39 million to $380 million, or 72 percent of revenue, from $419 million, or 77 percent of revenue, in the first quarter of 2018.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Our first quarter result does not reflect the financial impact of the Intelsat 29e satellite loss, which is described fully below in “Recent Event: the Intelsat 29e Satellite Failure.”

Contracted backlog at March 31, 2019 was $7.9 billion as compared to $8.1 billion at December 31, 2018. At approximately 3.4 times trailing 12 months revenue (from April 1, 2018 to March 31, 2019), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

2019 Operational Priorities

Our 2019 plan features five operational priorities which are designed to stabilize our core business and grow new revenue, optimize asset value, lead the industry in standards- and software-based technology adoption, improve our competitive position and capital intensity, and maintain cash flow discipline.

1.	Leverage all assets within the Intelsat global network for maximum return.

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Our joint venture satellite, Horizons 3e, entered service mid-January 2019, providing infrastructure for wireless and mobility applications. This completes the first phase of the Intelsat EpicNG network. Intelsat 38, a replacement for our Intelsat 12 satellite, entered service in late January 2019.

2.

Scale our managed services across enterprise, maritime and business jet commercial services and aeronautical government opportunities and build powerful distribution channels to amplify our marketing efforts.

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Shortly after the Horizons 3e satellite entered service in January 2019, we activated one of our largest managed services offerings for a major provider of wireless services in Asia. We also expanded the high-throughput footprint for our Flex managed service, initially benefitting our maritime service providers in the region.

Intelsat S.A.

Quarterly Commentary

1Q 2019

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Our first quarter 2019 results reflect our continued investment in our service delivery infrastructure, which will result in improvement in our automation tools and expanding staffing at our operation centers. These investments, including incremental operating and capital expenses, will position Intelsat to rapidly and cost-effectively provision customer sites onto the network.

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In April 2019, Intelsat, in partnership with Dejero Labs, Inc., introduced a new software defined solution which offers blended broadband, cellular and satellite connectivity for use by content owners. The managed service provides failsafe access to cloud-based tools and applications that are used to manage and transport video content around the globe.

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World-Link Communications, a Greece-based maritime services provider, became a strategic distribution partner for our Flex Maritime service, amplifying our marketing efforts into different segments of the maritime services market.

3.

Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop standards-based terminals and ground hardware, innovative and software-defined technology, and participate in 3GPP and other broad telecom sector standards development in order to seamlessly interface with the global telecommunications infrastructure, while also reducing the capital intensity of our services.

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Later in 2019, Intelsat will be the inaugural customer of the Northrop Grumman Mission Extension Vehicle (“MEV”), providing extended life to one of our in-orbit assets. We are now scheduled for the initial MEV rendezvous and docking with Intelsat 901 for late 2019 with service commencing in early 2020, at which time service fees will begin to be incurred.

4.	Maintain a disciplined stance on cash flow management and enhance productivity of our deployed capital.

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Intelsat’s current three-year capital expenditure program reflects a commitment to increase the capital productivity in our business. Intelsat’s plan includes the use of software defined satellites, providing additional flexibility and agility to fleet operations. Intelsat expects to commit to the first order for these software defined satellites later in 2019, for a satellite launching in 2022 or beyond.

5.	Optimize our spectrum rights, providing sector leadership with respect to protecting current use, providing regulatory and operational guidance based on market-based experience, and maximizing value.

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The C-Band Alliance (“CBA”), comprised of the four satellite operators providing C-band services in the continental U.S., Intelsat, SES, Eutelsat and Telesat, increased transparency and worked to build consensus for their spectrum-clearing proposal submitted to the U.S. Federal Communications Commission (“FCC”). The proposal features the satellite operators playing an essential role as transition facilitator, clearing spectrum within 18 to 36 months of an FCC order, accelerating the start of 5G-related GDP growth and innovation in the U.S. Important milestones achieved since January 1, 2019 include:

Intelsat S.A.

Quarterly Commentary

1Q 2019

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On April 3, the founding members of the CBA, Intelsat and SES, filed a binding Customer Commitment letter with the FCC which provided additional transparency for the transition plan designed by the CBA members, including responsibilities to customers during the transition period and the group’s overall commitment to achieving the safe clearing of spectrum.

The filing included a schedule of transition-related expenses that satellite operators will either pay directly on behalf of their customers and antenna operators receiving customer content, or for which the CBA will reimburse the customers and antenna operators.

The Customer Commitment letter also included a specific capacity assignment for each customer service, demonstrating the commitment of the CBA members to protect all existing C-band services delivered in the U.S.

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On April 9, the CBA filed a detailed Transition Implementation plan with the FCC, providing additional transparency with respect to the program elements underpinning the CBA proposal commitment to safely and efficiently migrate current networks to a smaller spectrum footprint.

The filing included details regarding the necessary sequencing of events such as the ordering of additional satellites necessary to clear up to 200 MHz of spectrum, filter design and manufacturing plans and the planning and deployment of field technicians in order to minimize disruptions to current C-band users. The plan also detailed the ability to clear a 60 MHz portion of spectrum within 18 months of an FCC final order.

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The CBA continued to build consensus with current users of C-band services in the United States. The CBA has received over 30 letters of support from customers such as NPR, Televisa, QVCHSN, WayFM, Global Eagle, Globecast and Alaska Communications.

We remain confident in the merits and strengths of our proposal, specifically, the protection of all existing C-band users, and our commitment to clear spectrum within 18 to 36 months of an FCC final order, enabling the U.S. to lead the race to 5G.

We continue to work constructively with the FCC, our customers and other stakeholders to increase transparency and build consensus on our plan. The FCC is continuing its work to consider all stakeholder positions that have been added to the record. We believe a final order could be issued in the second half of 2019. However, we can provide no assurance as to the likelihood of the FCC’s adoption of our proposal, or the timing of a final ruling, all of which are in the control of the FCC.

Intelsat S.A.

Quarterly Commentary

1Q 2019

1Q 2019 Business Highlights and Customer Set Performance

All 2019 comparisons are to 2018 unless noted otherwise

Network Services

Network services revenue was $204 million in the first quarter of 2019, a $5 million, or 3 percent, increase from the prior year quarter. The largest factor contributing to the year-over-year increase was $14 million in one-time revenues related to our adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, Leases (“ASC 842”), representing hardware supplied and third-party services within a long-term lease agreement. Excluding this benefit, network services revenues declined by $9 million. This decline reflects reduced demand and service contractions, the largest of which were enterprise and cellular backhaul services for customers in Latin America, as well as lower prices on renewing wide-beam business for services, primarily for services connecting Europe and Africa. Partially offsetting these declines was new business in the quarter which included growth in revenue from broadband mobility services, primarily from the commercial maritime sector, and revenue from new service starts for wireless customers in the Asia-Pacific region.

We see continued pressure in our wide-beam network services business, in some cases due to customers transitioning to our high-throughput services, which are more efficient, and in other cases moving to fiber. The volume from these non-renewing services are replaced by new services on our network which include higher volume, but lower priced services on high-throughput capacity in certain regions and applications, as well as our managed maritime services, our highest growth application.

As compared to the fourth quarter of 2018, and excluding the one-time benefit for $14 million under ASC 842 described above, network services revenue declined by $12 million.    New revenue starts in the quarter for wireless infrastructure in the Asia-Pacific region were more than offset by revenue declines primarily due to non-renewals and service contractions in the Americas and Europe regions that are moving to fiber and other satellite services.

First Quarter 2019 Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet and managed services platforms, while also booking new business and renewals on our wide-beam satellites. In the first quarter of 2019, we continued to advance our goal of supporting, and seamlessly integrating with, wireless network infrastructure. Contracts in the wireless sector included:

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Intelsat announced a multi-year agreement with Verizon Business Services for services on two satellites, supporting emergency response infrastructure for its wireless operations in the U.S. Intelsat provides wireless infrastructure services to three wireless operators in the U.S.

Intelsat S.A.

Quarterly Commentary

1Q 2019

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Africa Mobile Networks (“AMN”), a company in which Intelsat has an equity investment, accelerated the deployment of mobile connectivity to ‘ultra-rural’ communities across multiple countries in sub-Saharan Africa. In the first quarter, AMN increased its use of Intelsat services, expanding its service operations to two new countries. AMN provides a low-cost, low-power satellite connected cell site solution that is powered by a highly reliable solar-based power system, which can be rapidly deployed and installed in less than six hours.

Enterprise networks are large private data networks that use Intelsat’s satellite solutions because of geographic reach, efficient broadcast transmissions and reliability. Enterprise contracts signed in the first quarter of 2019 include:

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Nigeria-based MTN GlobalConnect Solutions, a provider of enterprise and wireless backhaul services, contracted with Intelsat for multiple transponders under a combination of new and renewed services on Intelsat 14.

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Hughes Network Systems (“Hughes”), the global leader in broadband satellite networks and services, renewed and upgraded services under a multi-year agreement. Hughes uses Intelsat services to support enterprise networks in the U.S. and abroad.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our Intelsat EpicNG satellites, wide-beam satellites and IntelsatOne® Flex managed services.    According to a July 2018 study by NSR, the satellite broadband mobility service sector is forecasted to generate $1.3 billion of incremental revenue from 2018 to 2023. Mobility agreements signed in the first quarter of 2019 include:

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KVH Industries, Inc., (Nasdaq: KVHI) (“KVH”), a leading provider of in-motion satellite TV and communications systems, renewed and expanded an agreement that more than doubles its commitment for Flex Maritime services. The agreement encompasses services in Ku- and C-band, used in part to power the high-speed overlay to the successful KVH mini-VSAT BroadbandSM service.

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Satellite connectivity provider, Global Eagle Entertainment, is successfully growing its in-flight connectivity service, providing service to Air France using the Intelsat 37e satellite as an important backbone in its network, serving routes throughout Europe and the Middle East.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Longer term, Intelsat’s strategy includes building seamless solutions for the land mobile sector, including connected cars and other forms of land transport.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Media

Media revenue was $226 million in the first quarter of 2019, a $13 million, or 6 percent, decrease when compared to the prior year quarter. The decline is mainly due to lower sales of cable distribution service in North America, Latin America and Europe. Declines also reflect reduced collections on services primarily in the Middle East and Asia.

A trend in our media business is increasing focus on cost efficiency, primarily by our global and regional programmers, as customers invest in new infrastructure for multiplatform viewing. Customers reduce transmissions of standard definition channels, adopt advanced compression technologies, use fiber, and realize merger synergies, pressuring volume commitments and pricing upon renewal.

As compared to the fourth quarter of 2018, media revenues declined by $5 million, or 2 percent, primarily as a result of lower sales of transponder services for distribution applications in the North America, and Latin America regions and for Europe to Africa services.

First Quarter 2019 Media Highlights and Business Trends:

After robust renewal activity in the fourth quarter of 2018, contract activity in the first quarter of 2019 included:

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Paris, France-based Globecast Group, a global solutions provider for media, renewed services with Intelsat for non-U.S. services and expanded an agreement for services on our Galaxy fleet serving North America. Globecast Americas will use the Galaxy capacity to continue providing video distribution services to major U.S. programmers.

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Brazilian television programmer, RCI, renewed and expanded its commitment to distribute its programming on the Intelsat 34 satellite. Its Sul Brasil network leverages the Intelsat 34 neighborhood to optimize its distribution to digital television towers and also to cable headends across Brazil.

We are responding to the trends in our media business by emphasizing new services beyond traditional broadcast services. In the first quarter of 2019, we introduced a managed service with our partner, Dejero Labs, Inc., for a fiber/cellular/satellite blended service that provides reliable cloud access to content companies. We also aim to expand the types of services we provide to our media customers, particularly those which distribute content globally, where we can leverage our fleet and our IntelsatOne® terrestrial network.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Government

Sales to government customers generated revenue of $93 million in the first quarter of 2019, a $4 million, or 4 percent, decrease as compared to the prior year quarter. The decrease in the period primarily reflects reduced pricing related to contracts originally entered in 2013, which renewed over the course of 2018, and the end of certain contracts.

As compared to the fourth quarter of 2018, revenue declined by $5 million, or 5 percent. The decline was primarily related to the factors described above, as well as reduced sales of customer premises equipment and reduced usage-based services as compared to the fourth quarter of 2018.

On-Network revenue represented 66 percent of government services in the first quarter of 2019, as compared to 67 percent in the first quarter of 2018.

First Quarter 2019 Government Highlights and Business Trends:

The pace of RFP issuances and subsequent awards for new programs was modestly improved from 2018 levels. We note reduced use of LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts, providing opportunity for us to demonstrate that our higher performing services bring additional value to government networks.

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Intelsat entered into multiple agreements with Ovzon AB, a satellite-based mobile broadband provider building a high-throughput platform expected to launch in 2021. In addition to providing Intelsat with unique capacity on the OVZON3 platform, once launched, the agreements also provide for integration of the Ovzon services into our Intelsat EpicNG high-throughput service offerings. The agreement also includes a commitment by Ovzon for services on steerable beams on the Intelsat 39 satellite planned for launch in the third quarter of 2019. The end-to-end service, which will feature lap-top sized terminals achieving throughput of 96 Mbps, will be targeted to government users needing ‘comms on the pause’ capabilities in remote areas. Intelsat began its collaboration with OVZON in 2014, when the two companies began provision of unique solutions delivering high-throughput performance on small terminals for use in intelligence, surveillance and reconnaissance (“ISR”) and fixed mobile applications.

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Intelsat General’s renewed approximately 1,000 MHz of services in the first quarter. Not renewing were two sizeable contracts using third-party capacity, where the customer no longer required the service.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Over the mid-term, our strategy to grow our government business includes driving new revenue from managed services, such as our newly introduced FlexAir service which targets a wide-range of military aircraft. We also plan to expand our managed services, which include the Intelsat EpicNG high-throughput network and IntelsatOne, to address expected U.S. government demand for ground mobile applications, addressing comms on the pause and other requirements.

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,750 station-kept wide-beam transponders was 78% percent at March 31, 2019.

As of March 31, 2019, the high-throughput satellite (“HTS”) Intelsat EpicNG unit count was approximately 1,475 units in service; this reflects the effect of the Horizons 3e satellite entering service in January 2019. Following the loss of the Intelsat 29e satellite, described below under “Recent Event: the Intelsat 29e Satellite Failure”, the total HTS transponder count was reduced to 1,200.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. The remaining three satellites are replacement spacecraft, for which manufacturing contracts have not yet been signed.

Our fleet plan includes the use of mission extension vehicles, or “MEVs,” to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term, but will increase operating expenses as each MEV enters service. The first MEV is now not expected to enter service until 2020.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	3Q 2019	4Q 2019	Broadband Infrastructure
Galaxy 30	G-14	235°E	Arianespace Ariane 5	1Q 2020	4Q 2020	Media, Broadband

Intelsat S.A.

Quarterly Commentary

1Q 2019

Recent Event: the Intelsat 29e Satellite Failure

On April 7, the Intelsat 29e propulsion system experienced damage that caused a leak of the propellant on board the satellite, resulting in a service disruption to customers on the satellite. Our efforts to recover the satellite were unsuccessful. On April 18, we deemed the satellite a total loss.

A Failure Review Board (“FRB”) has been convened, comprising Intelsat staff, independent industry experts and representatives from manufacturer of the satellite, Boeing Satellite Systems, Inc. We expect the work of the FRB to take several months to complete, and we will not speculate on the cause of the anomaly until the FRB has completed its work. We note that the previously reported thruster anomaly on the Intelsat 33e satellite was due to the failure of the main engine thruster, a different system than that involved in the Intelsat 29e event. Thus, we believe there to be no relationship between the two anomalies.

Immediately following the anomaly, we began the work of transitioning customer services from Intelsat 29e. Restoring customer networks to active service has been our top priority during this period.

Generally, in the face of a satellite anomaly, nearly all of our contracts provide us the right to migrate customers to equivalent-performing capacity on another satellite on our fleet, or to third-party capacity, thus retaining substantial portions of the revenue for the remaining contract term. If we are unable to find substantially equivalent capacity in a prescribed period of time, the customer then has the right to terminate the contract, and we have no further obligation.

In the days since the anomaly, we have provided migration paths for the majority of the services on the satellite. With 53 satellites in service, the Intelsat fleet is resilient. Many of our customers were transitioned to services on other Intelsat satellites, including Intelsat 32e and Intelsat 37e, as well as our wide-beam satellites.

Given the high utilization of Intelsat 29e in certain connectivities, we were unable to restore all services on our fleet. We utilized a pre-existing reciprocal agreement with satellite service provider, SES, to restore many services. We have also required the procurement of some services from other satellite operators. As a result of the use of third-party services, we will incur higher direct cost of revenue as we continue to deliver our contractual obligations for these services.

Notwithstanding the above, we have not been able to retain 100 percent of the service revenues that were generated on this satellite. Further, beyond the current and expected revenue lost on the Intelsat 29e satellite, our revenue in 2019 will also be reduced due to other related factors, such as:

•	the use of growth capacity on other Intelsat satellites for restoration services;

•	the issuance of revenue credits to compensate customers for repointing costs; and

•	the reversal of accrued revenue related to certain contractual terms that will not be realized or reduction of revenue that will be accelerated given the loss of the satellite.

As a result of the anomaly, we also may incur field service expenses to repoint networks to services at new orbital locations. We do not have a final determination of our field service costs related to the anomaly at this time.

Intelsat’s fleet is sizeable. The number of satellites and overlapping coverage areas provide operational resilience. Our use of in-orbit insurance is limited to satellites which are not 100% Intelsat owned or for which we received significant cash prepayments. Intelsat 29e is not one of the four satellites in our fleet for which we maintain in-orbit insurance coverage.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Intelsat’s practice is to self-insure for in-orbit failures. In our nearly 20-year history as a company with publicly traded securities, we have only experienced three unexpected complete losses of a satellite resulting in significant financial impact, inclusive of Intelsat 29e.

In the second quarter of 2019, we expect to record an impairment charge for the Intelsat 29e satellite failure of approximately $400 million. We have many options available to us as we consider the best path to replacing the service capacity lost on Intelsat 29e. We will not be able to provide more information on this topic until we complete our analysis of the options for our replacement strategy.

For further information regarding the financial impact of the Intelsat 29e anomaly, and other changes to our financial outlook, see “2019 Financial Outlook and Guidance Update”, below.

Cash Flows

During the first quarter of 2019, net cash provided by operating activities was $117 million. Cash paid for interest was $238 million, of which $9 million was capitalized.

Capital expenditures were $93 million, resulting in free cash flow from operations1 of $24 million for the first quarter of 2019.

Cash taxes paid in the quarter ended March 31, 2019 were $2 million. Our ending cash balance at March 31, 2019 was $490 million.

Intelsat S.A.

Quarterly Commentary

1Q 2019

2019 Financial Outlook & Guidance Update

Intelsat provided a preliminary update to its 2019 financial outlook for revenue and Adjusted EBITDA as noted below, to reflect the financial implications of the loss of the Intelsat 29e satellite, for which all restoration contractual details are not yet complete. The updated financial guidance also reflects incorporation of two other business changes that will affect our financial performance in 2019: softer performance in our media and government businesses, and higher cost of goods sold related to accounting changes.

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Revenue Guidance: We now expect full-year 2019 revenue in a range of $2.000 billion to $2.060 billion. This includes approximately $45 million to $50 million related specifically to the financial impacts stemming from the loss of Intelsat 29e.

The reduced revenue guidance also reflects soft performance in our media and government businesses, most notably unexpected non-renewals in the first quarter of 2019.

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Adjusted EBITDA Guidance: Intelsat now expects Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion. In addition to lower revenue, as outlined above, the reduction from the previous guidance includes increased costs of $20 million to $25 million in the aggregate related to changes in accounting for the Horizons 3e satellite, partially reflected in the first quarter result, and the required application of ASC 842, which was fully reflected in the first quarter result. The Adjusted EBITDA guidance also reflects the expected increase in direct costs of revenue related to the purchase of third-party capacity and transition costs related to restoration of services following the Intelsat 29e satellite anomaly.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three calendar years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

The replacement strategy for Intelsat 29e has not yet been completed and we could change our view on Guidance Period capital expenditures in future periods.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we plan for an increased proportion of our capital expenditures to be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Intelsat S.A.

Quarterly Commentary

1Q 2019

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: Intelsat affirmed that we expect cash taxes to range from $30 million to $40 million annually.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

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In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

Intelsat S.A.

Quarterly Commentary

1Q 2019

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406